                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 8)
                              --------------------

                             BROADVIEW MEDIA, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    111382107
                                 (CUSIP Number)

                               JOHN C. LORENTZEN
                              35 WEST WACKER DRIVE
                               CHICAGO, IL 60601
                                (312) 588-5600
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                  May 18, 2002
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /


                          (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  111382107

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John C. Lorentzen ("Lorentzen")

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   --
                                                            (b)   --
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     --

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


NUMBER OF SHARES              7.    SOLE VOTING POWER - 235,916
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                              8.    SHARED VOTING POWER - 0

                              9.    SOLE DISPOSITIVE POWER - 235,916

                              10.   SHARED DISPOSITIVE POWER- 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Lorentzen and his wife, Penney L. Fillmer ("Fillmer"), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock"). Lorentzen acquired 38,116 shares of Common Stock (the "Shares") on May 18, 2002, pursuant to a stock purchase agreement of same date.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitute approximately 14.1% of the outstanding shares of Common Stock. Lorentzen owns individually an additional 38,116 shares of Common Stock, and his total holding equal 235,916 shares of Common Stock, which number of shares constitute approximately 16.8% of the total outstanding Common Stock.

14.   TYPE OF REPORTING PERSON

      IN


                           (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  111382107

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Penney L. Fillmer ("Fillmer")

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   --
                                                            (b)   --
3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     --

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America


NUMBER OF SHARES              7.    SOLE VOTING POWER - 197,800
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH    8.    SHARED VOTING POWER - 0

                              9.    SOLE DISPOSITIVE POWER - 197,800

                              10.   SHARED DISPOSITIVE POWER- 0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Fillmer and her husband, John C. Lorentzen ("Lorentzen"), jointly and beneficially own 197,800 shares of common stock, par value $0.01 per share, of the Issuer ("Common Stock"). Lorentzen acquired 38,116 shares of Common Stock (the "Shares") on May 18, 2002, pursuant to a stock purchase agreement of same date.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES --

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitute approximately 14.1% of the outstanding shares of Common Stock. Lorentzen owns individually an additional 38,116 shares of Common Stock, and his total holding equals 235,916 shares of Common Stock, which number of shares constitute approximately 16.8% of the total outstanding Common Stock.

14.   TYPE OF REPORTING PERSON

      IN


                          (Continued on following pages)

ITEM 1.  Security and Issuer.

      This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Broadview Media, Inc. (f/k/a Northwest Teleproductions, Inc.), a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4455 West 77th Street, Minneapolis, Minnesota 55435.

ITEM 2.  Identity and Background.

      (a) This Schedule 13D is filed by each of John C. Lorentzen
          ("Lorentzen") and Penney L. Fillmer ("Fillmer").

      (b)  The residence address of Lorentzen and Fillmer is:

            1205 S. Main Street
            Wheaton, IL 60187

      (c) Lorentzen is presently an attorney with Winston & Strawn, 35 West Wacker Drive, Chicago, IL 60601. Fillmer is presently an attorney but no longer practices law.

      (d) and (e) During the last five years, neither Lorentzen nor Fillmer (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)
            Lorentzen:  United States of America
            Fillmer:    United States of America


ITEM 3.  Source and Amount of Funds or Other Compensation.

      Lorentzen acquired 38,116 shares of Common Stock (the "Shares"), pursuant to a stock purchase agreement dated May 18, 2002 between Lorentzen, Phillip A. Staden ("Staden") and the Issuer (the "Stock Purchase Agreement"). Lorentzen acquired the Shares with personal funds in the amount of $47,645.

ITEM 4.  Purpose of Transaction.

      Lorentzen closed the acquisition of the Shares, pursuant to the Stock Purchase Agreement, on May 18, 2002, and Lorentzen will hold the Shares for investment purposes only.

      Lorentzen beneficially owns approximately 16.8% of the total outstanding shares of Common Stock. Lorentzen was appointed to the Board of Directors of the Issuer on August 29, 2001.

      Except as set forth in this Item 4, neither Lorentzen nor Fillmer has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (b) through (j) of the instructions for this Item 4. Lorentzen and Fillmer reserve the right to change their plans and intentions at any time, as they deem appropriate. Market conditions permitting, Lorentzen and Fillmer may acquire additional securities of the Issuer.


                       (Continued on following pages)

ITEM 5.  Interest in Securities of the Issuer.

       (a) Lorentzen and Fillmer, a married couple, jointly beneficially own 197,800 shares of Common Stock, which number of shares constitute approximately 14.1% of the total outstanding shares of Common Stock. Lorentzen acquired the Shares pursuant to the Stock Purchase Agreement and closed the acquisition on May 18, 2002. The Shares constitute approximately 2.7% of the total outstanding shares of Common Stock. Lorentzen beneficially owns 235,916 shares of Common Stock, which number of shares constitutes approximately 16.8% of the total outstanding Common Stock.

      (b) Lorentzen and Fillmer, a married couple, jointly have the sole power to direct the vote and disposition of 197,800 shares of Common Stock. Lorentzen has the sole power to direct the vote and disposition of the additional 38,116 shares of Common Stock he acquired pursuant to the Stock Purchase Agreement.

      (c)  See Item 4.

      (d)  Not applicable.

      (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On April 11, 2002, the Issuer's board of directors approved resolutions that, among other things: (i) expressly approve Lorentzen's acquisition of the Shares; (ii) approve Lorentzen's right to purchase up to an additional 38,116 shares of Common Stock in open market or private transactions; and
(iii) provide, in effect, that the acquisition of Common Stock pursuant to
(i) and/or (ii) above will not have any effect under the Issuer's Rights Agreement dated July 31, 1998, between the Issuer and American Stock Transfer & Trust Company.

      Thereafter, on April 11, 2002, Lorentzen executed and sent to Staden a letter agreement, pursuant to which Lorentzen was entitled (assuming satisfaction or waiver of the conditions therein) to purchase all of Staden's 38,116 shares of Common Stock (including 37,916 shares held directly by Staden and 200 shares held indirectly by Staden through an individual retirement account) at a purchase price of $1.25 per share (the "Letter Agreement"). Staden delivered the fully executed Letter Agreement to Lorentzen on April 13, 2002.

      On May 18, 2002, Lorentzen, Staden and the Issuer executed the Stock Purchase Agreement and closed the acquisition. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1:  Agreement between Lorentzen and Fillmer Regarding Joint Filing.

Exhibit 2:  Stock Purchase Agreement dated as of May 18, 2002, between John
            C. Lorentzen, Phillip A. Staden and Broadview Media, Inc.


                         (Continued on following pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Eighth Amendment to Schedule 13D is true, complete and correct.


                                     /s/ John C. Lorentzen
                                    ----------------------------------
                                    John C. Lorentzen

                                    Dated: May 20, 2002




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Eighth Amendment to Schedule 13D is true, complete and correct.


                                     /s/ Penney L. Fillmer
                                    ----------------------------------
                                    Name:  Penney L. Fillmer

                                    Dated: May 20, 2002